Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp. For Immediate Release	December 23, 2015 NR#15-08

MAG Silver Files Preliminary Base Shelf Prospectus
VANCOUVER, British Columbia MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) ("MAG" or the "Company"), today announced that it has filed a preliminary short form base shelf prospectus with the securities commissions in each of the provinces of Canada, except Quebec. The base shelf prospectus will allow MAG to offer up to US$75,000,000 of common shares, preferred shares, debt securities, subscription receipts, units and warrants from time to time over a 25-month period after Canadian securities regulatory authorities have issued a receipt for the final short form base shelf prospectus.
A corresponding shelf registration statement on Form F-10 will be filed with the U.S. Securities and Exchange Commission (the "SEC") under the U.S. Securities Act of 1933, as amended, and the U.S./Canada Multijurisdictional Disclosure System at the time of filing of the final short form base shelf prospectus. No securities may be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.
This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
A copy of the preliminary short form base shelf prospectus can be found on SEDAR at www.sedar.com.
About MAG Silver Corp. (www.magsilver.com)
MAG Silver Corp. (TSX: MAG: NYSE MKT: MVG) is focused on advancing and exploring high grade district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. Currently, we are developing the underground decline towards the high grade Valdecañas and Juanicipio silver veins in Zacatecas State, all within the joint venture between MAG Silver (44%) and Fresnillo PLC (56%). In addition, MAG is conducting ongoing exploration at the Juanicipio project, the Salamandra property earn-in, and Guigui while concurrently working to regain surface access to our 100% owned Cinco de Mayo property in Chihuahua State.
For further information contact:
Michael J. Curlook, VP Investor Relations and Communications
MAG Silver Corp.
800 West Pender Street, Suite 770
Vancouver, BC V6C 2V6
(604) 630-1399
info@magsilver.com
www.magsilver.com

Regarding Forward-Looking Statements
This News Release contains "forward-looking information" and "forward looking statements" within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continues," "estimates," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, the future price of silver, gold, lead and zinc, the estimation of mineral resources, preliminary economic estimates relating to the Juanicipio Project, estimates of the time and amount of future silver, gold, lead and zinc production for specific operations, estimated future exploration and development expenditures and other expenses for specific operations, permitting timelines, the Company's expectations regarding impairments of mineral properties, the Company's expectations regarding its negotiations with the Ejido to obtain surface access to the Cinco de Mayo Property; the anticipated timing of a formal "production decision" at Minera Juanicipio; the Company's expectations regarding the sufficiency of its capital resources and requirements for additional capital, litigation risks, currency fluctuations, environmental risks and reclamation cost, and changes to governmental laws and regulations. Any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as "anticipate", "believe", "estimate", "expect", "intend", "plan", "strategy", "goals", "objectives", "project", "potential" or variations thereof or stating that certain actions, events, or results "may", "could", "would", "might" or "will" be taken, occur, or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements and information.  Such statements reflect the Company's current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.
Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and information, including, among others, the ability of the Company to successfully close a financing pursuant to the base shelf prospectus or shelf registration statement and those risks identified in MAG's preliminary base shelf prospectus dated December 23, 2015 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of MAG's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.